UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒         Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 001-01043

A.              Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Brunswick Corporation
1 N. Field Ct.
Lake Forest, IL 60045-4811

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Brunswick Retirement Savings Plan
Years Ended December 31, 2005 and 2004

Brunswick Retirement Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Auditors

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 19, 2006

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$353,832,169	$367,382,740
Contributions receivable:
Employer	2,389,439	2,741,802
Participants	378,808	518,344
Total receivables	2,768,247	3,260,146
Net assets available for benefits	$356,600,416	$370,642,886

See accompanying notes.

2

Brunswick Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$(8,033,015)	$41,985,413
Interest and dividends	6,433,721	4,593,456
Contributions:
Rollovers	86,398	5,939,431
Participants	16,038,757	17,429,657
Employer	2,629,976	3,324,605
Total additions	17,155,837	73,272,562
Deductions
Distributions and withdrawals to participants	30,934,421	23,551,185
Administrative expenses	107,760	141,768
Total deductions	31,042,181	23,692,953
Transfers into the Plan	43,659	74,128,997
Interplan transfers, net	(199,785)	(7,545,194)
Net increase (decrease)	(14,042,470)	116,163,412
Net assets available for benefits:
Beginning of year	370,642,886	254,479,474
End of year	$356,600,416	$370,642,886

See accompanying notes.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2005

1.   Description of the Plan

General

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan or the Brunswick Rewards Plan with Variable Profit Sharing are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the Plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Administrative Expenses

Investment management fees, agent fees, record-keeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $14,000 and $13,000 in 2005 and 2004, respectively. Prior to January 1, 2004, participants could also make after-tax contributions of 1%-6% of wages. Effective January 1, 2004, after-tax contributions were no longer permitted in the Plan.

The Company’s basic matching contribution is 5% of pretax deferrals. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of pretax contributions is eligible for discretionary matching contributions. Such contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary matching contributions for the years ended December 31, 2005 and 2004, were 25%. Discretionary matching contributions for the years ended December 31, 2005 and 2004, were $2,371,983 and $2,741,802 respectively.

The Plan provides a true-up feature that allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at anytime.

5

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Prior to March 28, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

6

2.   Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Brunswick Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

7

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

3.   Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2005	2004
Common stock	$(16,672,836)	$23,521,921
Mutual funds	8,639,821	18,463,492
	$(8,033,015)	$41,985,413

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Vanguard Retirement Savings Trust	$22,882,002	$25,355,985
Vanguard Short-Term Bond Index Fund	22,858,619	25,385,412
Vanguard 500 Index Fund	68,043,944	69,851,231
Vanguard Asset Allocation Fund	49,963,923	48,706,321
Vanguard Morgan Growth Fund	38,281,126	35,226,488
Brunswick Corporation Common Stock Fund	69,505,003	99,319,373

8

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.   Transfers into the Plan

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $74 million were transferred into the Plan.

Effective December 31, 2004, employees at the Crestliner, Lowe, and Lund facilities were granted eligibility in the Brunswick Rewards Plan with Variable Profit Sharing. Related assets of approximately $7 million were transferred to the Brunswick Rewards Plan with Variable Profit Sharing.

7.   Subsequent Events

Effective January 1, 2006, the Plan was amended and restated.

Effective January 1, 2006, the maximum pretax deferral was increased from 20% of eligible pay to 40% of eligible pay.

9

Effective January 1, 2006, participants are not permitted to have more than one loan outstanding at any time. Individuals with more than one loan as of January 1, 2006, were grandfathered.

Effective January 1, 2006, participants may only borrow from pre-tax and rollover sources. Employer monies may not be included in the account value used to determine loan amounts available.

Effective January 1, 2006, a 90-day waiting period was implemented between the discharge of a loan and the initiation of a new loan.

Effective January 1, 2006, all new employees are subject to automatic enrollment upon meeting eligibility requirements unless they opt out of participation.

Effective January 1, 2006, the Brunswick Stock Fund and the Brunswick Employee Stock Ownership Plan Fund were merged and renamed as one fund, the Brunswick ESOP Company Stock Fund. Dividends received on shares held in the Brunswick ESOP Company Stock Fund are reinvested in the plan unless participants elect the pass-through feature, which pays dividends in cash.

Effective January 1, 2006, the Albemarle Boats, Inc. Profit Sharing Plan and Trust was merged into the Plan. Related assets of approximately $426,000 were transferred into the Plan.

10

Supplemental Schedule

Brunswick Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #36-0848180      Plan #154

December 31, 2005

Identity of Issuer	Current Value
Brunswick Corporation Common Stock Fund*	$69,505,003
Vanguard Retirement Savings Trust	22,882,002
Vanguard Short-Term Bond Index Fund	22,858,619
Vanguard Short-Term Corporate Fund	11,429,980
Vanguard 500 Index Fund*	68,043,944
Vanguard Asset Allocation Fund*	49,963,923
Vanguard Morgan Growth Fund*	38,281,126
Managers Special Equity Funds	13,234,834
Vanguard Windsor II Fund*	17,123,707
Vanguard Total Bond Market Index Fund*	12,381,557
Vanguard Total Int’l Stock Index Fund*	12,143,939
Royce Premier Fund	9
Vanguard Prime Money Market Fund*	6,460,121
Participant loans*:
Varying maturities with interest rates ranging from 4% to 11%	9,523,405
$353,832,169

*                    Party-in-interest investments.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Brunswick Rewards Plan
Years Ended December 31, 2005 and 2004

The Brunswick Rewards Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Auditors

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of The Brunswick Rewards Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 19, 2006

1

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$485,959,734	$452,554,443
Contributions receivable:
Employer	14,214,846	14,707,845
Participants	650,692	587,803
Total receivables	14,865,538	15,295,648
Net assets available for benefits	$500,825,272	$467,850,091

See accompanying notes.

2

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(2,183,467)	$47,703,086
Interest and dividends	9,738,687	6,302,421
Contributions:
Participants	22,054,047	18,936,121
Rollover	2,864,137	1,757,109
Employer	38,911,353	36,555,339
Total additions	71,384,757	111,254,076
Deductions
Distributions and withdrawals to participants	38,516,666	31,451,705
Administrative expenses	279,851	344,945
Total deductions	38,796,517	31,796,650
Transfers into the Plan related to plan mergers and terminations	101,313	45,135,014
Interplan transfers, net	285,628	663,223
Net increase	32,975,181	125,255,663
Net assets available for benefits:
Beginning of year	467,850,091	342,594,428
End of year	$500,825,272	$467,850,091

See accompanying notes.

3

The Brunswick Rewards Plan

Notes to Financial Statements

Year Ended December 31, 2005

1.   Description of the Plan

The following description of The Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax profit-sharing contributions made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Administrative Expenses

Investment management fees, agent fees, record-keeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. To become a participant in the savings portion of the Plan, eligible employees must elect to have pretax contributions made to the Plan.

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $14,000 and $13,000 in 2005 and 2004, respectively.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

In addition to matching contributions, eligible participants receive a biweekly basic profit-sharing contribution equal to 3% of eligible compensation. An employer may also make an annual variable profit-sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the Plan year in order to be eligible for variable profit sharing. Effective December 31, 2002, the Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s basic, variable and supplemental profit-sharing contributions may not exceed 9% of compensation for the Plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. Variable profit-sharing for the 2005 and 2004 plan years was $12,377,881 and $13,953,199, respectively.

5

The Plan provides a true-up feature that allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account, the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be for up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. From January 1, 2005 through March 27, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

6

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

2.   Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

7

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

3.   Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2005	2004
Common stock	$(15,120,672)	$21,587,064
Mutual funds	12,937,205	26,116,022
	$(2,183,467)	$47,703,086

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Vanguard 500 Index Fund	$71,704,011	$64,011,498
Vanguard Asset Allocation Fund	99,449,339	99,609,086
Vanguard Morgan Growth Fund	51,188,437	44,199,762
Managers Special Equity Fund	26,861,015	23,651,095
Brunswick Corporation Common Stock Fund	65,386,852	86,595,697
Vanguard Retirement Savings Trust	30,235,981	25,326,411
Vanguard Short-Term Bond Index Fund	30,205,083	25,355,804
Vanguard Total International Stock Index	28,085,941	*

*                    Did not meet 5% threshold.

8

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.   Transfers and Interplan Transfers

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $44.6 million were transferred into the Plan.

7.   Subsequent Events

Effective January 1, 2006, the Plan was amended and restated.

Effective January 1, 2006, the maximum pretax deferral was increased from 20% of eligible pay to 40% of eligible pay.

Effective January 1, 2006, participants are not permitted to have more than one loan outstanding at any time. Individuals with more than one loan as of January 1, 2006, were grandfathered.

Effective January 1, 2006, a 90-day waiting period was implemented between the discharge of a loan and the initiation of a new loan.

9

Effective January 1, 2006, all new employees are subject to automatic enrollment upon meeting eligibility requirements unless they opt out of participation.

Effective January 1, 2006, participants may only borrow from pretax and rollover sources. Employer monies may not be included in the account value used to determine loan amounts available.

Effective January 1, 2006, the Brunswick Stock Fund and the Brunswick Employee Stock Ownership Plan Fund were merged and renamed as one fund, the Brunswick ESOP Company Stock Fund. Dividends received on shares held in the Brunswick ESOP Company Stock Fund are reinvested in the plan unless participants elect the pass-through feature, which pays dividends in cash.

10

Supplemental Schedule

Brunswick Rewards Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN #36-0848180      Plan #170

December 31, 2005

Identity of Issuer	Current Value
Vanguard Asset Allocation Fund*	$99,449,339
Brunswick Corporation Common Stock Fund*	65,386,852
Vanguard 500 Index Fund*	71,704,011
Vanguard Morgan Growth Fund *	51,188,437
Managers Special Equity Fund*	26,861,015
Vanguard Total Bond Market Index Fund*	17,834,753
Vanguard Windsor II Fund*	19,912,614
Vanguard International Stock Index*	28,085,941
Royce Premier Fund	20,711
Vanguard Retirement Savings Trust	30,235,981
Vanguard Short-Term Bond Index Fund	30,205,083
Vanguard Short-Term Corporate Fund	15,103,426
Vanguard Prime Money Market*	2,566,623
Participant loans*:
Varying maturities with interest rates ranging from 4% to 11%	27,404,948
$485,959,734

*                    Party-in-interest investments.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Brunswick Rewards Plan with Variable Profit Sharing
Years Ended December 31, 2005 and 2004

Brunswick Rewards Plan with Variable Profit Sharing

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Auditors

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan with Variable Profit Sharing as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 19, 2006

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$51,042,684	$42,493,590
Contributions receivable:
Employer	1,494,138	50,729
Participants	45,089	158,895
Total receivables	1,539,227	209,624
Net assets available for benefits	$52,581,911	$42,703,214

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Additions
Investment income:
Net appreciation in fair value of investments	$752,512	$2,530,891
Interest and dividends	1,174,683	308,449
Contributions:
Participants	4,623,429	3,039,894
Rollover	1,435,387	593,670
Employer	5,370,935	1,580,402
Total additions	13,356,946	8,053,306
Deductions
Distributions and withdrawals to participants	3,359,614	2,124,533
Administrative expenses	32,792	34,221
Total deductions	3,392,406	2,158,754
Transfers into the Plan related to plan mergers and terminations	—	27,105,080
Interplan transfers, net	(85,843)	6,881,971
Net increase	9,878,697	39,881,603
Net assets available for benefits:
Beginning of year	42,703,214	2,821,611
End of year	$52,581,911	$42,703,214

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

Year Ended December 31, 2005

1.   Description of the Plan

The following description of the Brunswick Rewards Plan with Variable Profit Sharing (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective October 1, 2003, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as outlined by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administrative Expenses

Investment management fees, agent fees, record-keeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contribution), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan.

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $14,000 and $13,000 in 2005 and 2004, respectively.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

An employer may make an annual variable profit-sharing contribution of up to 9% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the Plan year in order to be eligible for the variable profit-sharing. The Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s variable and supplemental profit-sharing contributions may not exceed 9% of compensation for a Plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. Variable profit sharing related to the 2005 and 2004 plan years was $1,381,587 and $1,352,032, respectively.

Because the Company did not have a historical trend of making these type of payments to the Plan as of December 31, 2004, the contribution related to 2004 and paid in 2005 was not recognized until 2005. As the Company now has established a pattern of making such payments, in 2005, the 2005 contribution that was paid in 2006 has been recognized as a Contribution Receivable at December 31, 2005.

The Plan also provides for a true-up feature that allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following Plan year. It takes into account, the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than one loan outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be for up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. Prior to March 28, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.

2.   Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Brunswick Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

3.   Investments

The Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices for the periods ended December 31, 2005 and 2004, as follows:

	2005	2004
Common stock	$(564,721)	$428,398
Mutual funds	1,317,233	2,102,493
	$752,512	$2,530,891

Investments that represent 5% or more of the fair value of the Plan’s net assets at are as follows:

	December 31
	2005	2004
Janus Overseas Fund	*	$3,153,841
Vanguard Asset Allocation Fund	*	949,205
Vanguard Morgan Growth Fund	$6,562,529	5,471,982
Vanguard Total Bond Market Index Fund	2,730,982	2,011,594
Vanguard Total International Stock Index Fund	4,367,122	*
Vanguard Retirement Savings Trust	6,081,397	5,492,857
Vanguard Short-Term Bond Index Fund	6,075,183	5,499,232
Vanguard 500 Index Fund	4,430,887	3,288,918
Managers Special Equity Fund	6,543,664	5,837,504
Vanguard Windsor II Fund	4,216,244	3,210,129
Vanguard Short-Term Corporate Fund	3,037,770	2,751,538
Brunswick Corporation Common Stock Fund	2,757,412	2,970,479

*                    Did not meet 5% threshold.

4.   Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt from taxation.

5.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.   Transfers and Interplan Transfers

Effective January 2, 2004, the Land ‘N’ Sea Distributing, Inc. Profit Sharing and Savings Plan merged into the Plan. Related assets of approximately $5.3 million were transferred into the Plan.

Effective January 7, 2004, the Hatteras Yachts 401(k) Plan was merged into the Plan. Related assets of approximately $16.4 million were transferred into the Plan.

Effective February 27, 2004, the Barclay Marine Distributor Corporation Retirement and Incentive Savings Plan was merged into the Plan. Related assets of $2 million were transferred into the Plan.

Effective December 31, 2004, employees at the Crestliner, Lowe and Lund facilities were granted eligibility for the Plan. Employees had previously participated in the Brunswick Retirement Savings Plan. Related assets of approximately $7 million were transferred into the Plan.

Effective August 31, 2004, the Brunswick Employee Stock Ownership Plan (BESOP) was terminated. The BESOP account balances of each participant in the Plan were transferred into the Plan and invested in the ESOP Fund. Related assets of approximately $1.9 million were transferred into the Plan.

7.   Subsequent Events

Effective January 1, 2006, the Plan was amended and restated.

Effective January 1, 2006, the maximum pretax deferral was increased from 20% of eligible pay to 40% of eligible pay.

Effective January 1, 2006, participants may only borrow from pretax and rollover sources. Employer monies may not be included in the account value used to determine loan amounts available.

Effective January 1, 2006, the Brunswick Stock Fund and the Brunswick Employee Stock Ownership Plan Fund were merged and renamed as one fund, the Brunswick ESOP Company Stock Fund. Dividends received on shares held in the Brunswick ESOP Company Stock Fund are reinvested in the plan unless participants elect the pass-through feature, which pays dividends in cash.

Effective January 1, 2006, a 90-day waiting period was implemented between the discharge of a loan and the initiation of a new loan.

Effective January 1, 2006, all new employees are subject to automatic enrollment upon meeting eligibility requirements unless they opt out of participation.

Effective January 1, 2006, the Sea Pro Boats, Inc. 401(k) Plan was merged into the Plan. Related assets of approximately $1.3 million were transferred into the Plan.

Effective January 1, 2006, the Kellogg Marine, Inc., 401(k) Retirement Plan was merged into the Plan. Related assets of approximately $3.7 million were merged into the Plan.

Supplemental Schedule

Brunswick Rewards Plan with Variable Profit Sharing

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN #36-0848180      Plan #180

December 31, 2005

Identity of Issuer	Current Value
Vanguard Prime Money Market Fund*	$395,536
Managers Special Equity Funds	6,543,664
Vanguard 500 Index Fund*	4,430,887
Vanguard Asset Allocation Fund*	1,337,201
Vanguard Morgan Growth Fund*	6,562,529
Vanguard Total Bond Market Index Fund*	2,730,982
Vanguard Windsor II Fund*	4,216,244
Vanguard Total International Stock Index Fund*	4,367,122
Vanguard Retirement Savings Trust	6,081,397
Vanguard Short-Term Bond Index Fund	6,075,183
Vanguard Short-Term Corporate Fund	3,037,770
Brunswick Corporation Common Stock Fund	2,757,412
Participant loans*:
Varying maturities with interest rates ranging from 4% to 9.5%	2,506,757
$51,042,684

*                    Party-in-interest investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing
(Name of Plans)

By: BRUNSWICK CORPORATION
as Administrator of the Plans

DATE: June 29, 2006	By:	/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Public Accountants
23.2	Statement in Lieu of Consent of Independent Public Accountants